LONGWOOD FUND GP, LLC
LONGWOOD FUND II GP, LLC
LONGWOOD FUND III GP, LLC
LONGWOOD FUND IV GP, LLC
LONGWOOD FUND V GP, LLC
LONGWOOD FUND VI GP, LLC
LONGWOOD MANAGEMENT, LLC
LFSHV, LLC
CHRISTOPH WESTPHAL, M.D., PH.D.
RICHARD ALDRICH

POWER OF ATTORNEY

January 5, 2022

Each of the undersigned, including (i) Longwood Fund GP, LLC, Longwood Fund II GP, LLC, Longwood Fund III GP, LLC, Longwood Fund IV GP, LLC, Longwood Fund V GP, LLC, and Longwood Fund VI GP, LLC, each Delaware limited liability companies (collectively, the "General Partner Entities"), in the normal course of their business and in their respective capacities as the general partners of Longwood Fund, L.P., Longwood Fund II, L.P., Longwood Fund III, L.P., Longwood Fund IV, L.P., Longwood Fund V, L.P., LF-B Incubator Fund, LLC, LF-CFF Incubator Fund, L.P., Longwood Fund VI, L.P., and LF-CFF Incubator Fund II, L.P. (collectively, the "Funds"), (ii) Longwood Management, LLC, a Delaware limited liability company (the "Management Entity"), and (iii) each of (a) Christoph Westphal, M.D., Ph.D. ("Westphal") in his capacity as a Manager of the General Partner Entities and the Management Entity and (b) Richard Aldrich ("Aldrich" and together with Westphal, the "Managers") in his capacity as a Manager of one or more of the General Partner Entities, and individually for the Managers, as solely related to the business and affairs of the General Partner Entities, the Funds and the Management Entities (as explicitly set forth herein), hereby constitutes and approves Robert Hadfield (the "Attorney-in-Fact") as its true and lawful attorney-in-fact to:

(1)   Execute for and on behalf of the undersigned any and all documents, agreements, filings, reports, consents, waivers, certificates, forms, proxies, notices or communications, or amendments or modifications to any of the foregoing, requested by the undersigned in connection with the conduct of the undersigned's business (collectively, the "Documents");

(2)   Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any and all such Documents;

(3)   Execute for and on behalf of each of the undersigned (a "Reporting Person") any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13F, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the "Reports") with respect to each Reporting Person's (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by the applicable Reporting Person;

(4)   Do and perform any and all acts for and on behalf of each of the undersigned which may be necessary or desirable to complete and execute any such Reports and timely file such forms and

schedules with the United States Securities and Exchange Commission and any other stock exchange or similar authority; and

(5)   Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, each of the undersigned, it being understood that the documents executed by the Attorney-in-Fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as the Attorney-in-Fact may approve in his discretion.

In exercising the powers granted herein, the Attorney-in-Fact may execute any and all Documents and Reports as "Operating Partner", "General Counsel" or "Operating Partner and General Counsel" (when executing any such Document or Report on behalf of a General Partner Entity or a Management Entity) or as an "Authorized Person," "Authorized Signatory" or "Attorney-in-Fact" (when executing any such Document or Report on behalf of any of the undersigned).

Each of the undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney-in-Fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

Each of the undersigned acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is in no way hereby assuming, nor are the General Partner Entities, any of the Funds, the Management Entities or any of the Managers hereby assuming, any of the undersigned's responsibilities under the laws of the United States or any state, including without limitation, compliance with Section 16 or Section 13 of the Securities Exchange Act of 1934, as amended.

This Power of Attorney granted to the Attorney-in-Fact shall remain in full force and effect with respect to a Manager until (a) the Attorney-in-Fact is no longer employed by or otherwise serving as Operating Partner and General Counsel of the Management Entity, (b) such Manager no longer continues to serve as a Manager of a General Partner Entity or Management Entity, or (c) such Manager earlier revokes this Power of Attorney by delivering written notice of such revocation to the Attorney-in-Fact. This Power of Attorney granted to the Attorney-in-Fact shall remain in full force and effect with respect to a General Partner Entity or Management Entity until (x) the Attorney-in-Fact is no longer employed by or otherwise serving as Operating Partner and General Counsel of the Management Entity or (y) such General Partner Entity or Management Entity earlier revokes this Power of Attorney by delivering written notice of such revocation to the Attorney-in-Fact.

[Signature pages follow.]

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed effective as of the date first set forth above.

By: _____
CHRISTOPH WESTPHAL, M.D., PH.D.,
individually and in his capacity as a Manager of each of
LONGWOOD FUND GP, LLC,
LONGWOOD FUND II GP, LLC,
LONGWOOD FUND III GP, LLC,
LONGWOOD FUND IV GP, LLC,
LONGWOOD FUND V GP, LLC,
LONGWOOD FUND VI GP, LLC,
LFSHV, LLC, and
LONGWOOD MANAGEMENT, LLC

By: _____
RICHARD ALDRICH,
individually and in his capacity as a Manager of each of
LONGWOOD FUND GP, LLC,
LONGWOOD FUND II GP, LLC,
LONGWOOD FUND III GP, LLC,
LONGWOOD FUND IV GP, LLC and

LONGWOOD
POWER OF ATTORNEY
(Rob Hadfield)